SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

January 2, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _______)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the tender results for classified investors for the purchase of debentures of the company

PARTNER COMMUNICATIONS ANNOUNCES THE TENDER
RESULTS FOR CLASSIFIED INVESTORS FOR THE
PURCHASE OF DEBENTURES OF THE COMPANY

ROSH HA'AYIN, Israel, January 2, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that further to the Company's immediate report dated December 10, 2018, (reference no. 181224786), with respect to the consideration of issuance of debentures by the Company, the Company hereby reports that on January 1, 2019 a tender for classified investors was held (hereinafter: "the Institutional Tender") for the issuance of a new series of Debentures (Series G) of the Company (hereinafter: "the Debentures").

The Debentures were offered to the classified investors in units that included each NIS 1,000 nominal par value (Series G) by way of a tender for the annual interest rate that the Debentures will bear.

As part of the Institutional Tender, the classified investors submitted prior undertakings for the purchase of Debentures (Series G) in a total monetary amount of approximately NIS 663 million.

The Company intends to receive prior undertakings from classified investors to purchase 225,000 units of Debentures (Series G) at a maximum annual interest rate of 4%, which will constitute the maximum interest rate in the public tender (insofar as will be executed). The Debentures (Series G) will not be linked to any currency and / or index.

It is hereby clarified that the publication of the shelf offering report and the execution of the issuance of the Debentures are subject, among other things, to obtaining all the approvals required by law, including the approval of the Tel Aviv Stock Exchange Ltd. for the listing of the Debentures and the resolution of the Company's Board of Directors, and that there is no certainty that the public issuance will take place. It is further clarified that the public offering, insofar as will be executed, will be done in the framework of a shelf offering report, by way of a uniform offer, that the scope of the offer to the public and the rest of its terms will be specified therein and that the final interest rate will be determined in the framework of the public tender, insofar as it will be executed.

The offering described in this press release is made only in Israel and only to residents of Israel in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”). The said debentures have not been, and will not be, registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In addition, this report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 as amended (the “Securities Act”), and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering of the securities in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

Forward-Looking Statements
This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements.  All statements other than statements of historical fact included in this press release, including statements relating to the completion of the Debentures issuance, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: January 2, 2019